ICI MUTUAL INSURANCE COMPANY

                        INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 8

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INSURED                                                              BOND NUMBER

HENDERSON GLOBAL FUNDS                                                 01585106B
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EFFECTIVE DATE                     BOND PERIOD         AUTHORIZED REPRESENTATIVE

MAY 1, 2007        OCTOBER 31, 2006 TO OCTOBER 31, 2007        /s/ ELLIOT GOLDEN
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In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective May 1, 2007, to be:

                                                        Limit of Liability
                                                        ------------------

Insuring Agreement A-   FIDELITY                        $2,500,000
Insuring Agreement C-   ON PREMISES                     $2,500,000
Insuring Agreement D-   IN TRANSIT                      $2,500,000
Insuring Agreement E-   FORGERY OR ALTERATION           $2,500,000
Insuring Agreement F-   SECURITIES                      $2,500,000
Insuring Agreement G-   COUNTERFEIT CURRENCY            $2,500,000
Insuring Agreement I-   PHONE/ELECTRONIC TRANSACTIONS   $2,500,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

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                             SECRETARY'S CERTIFICATE

         I, Christopher K. Yarbrough, Secretary of Henderson Global Funds (the "Trust"), hereby certify that the "non-interested" Trustees and the entire Board of Trustees of the Trust approved the resolutions set forth below at a meeting of the Board of Trustees of the Trust duly called and held on September 22, 2006, at which a quorum was present and acting throughout:

          WHEREAS, it is proposed that the Trust, on behalf of the Funds, obtain coverage against larceny and embezzlement under a bond issued by ICI Mutual Insurance Company similar in terms to the Trust's existing coverage (the "Bond") in the amount of $2.3 million or such additional amount as may be necessary throughout the term as assets increase.

          RESOLVED, that giving due consideration to the value of the aggregate assets of the Trust, the access to such assets, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in each series portfolio, the coverage against larceny and embezzlement provided under the Bond is deemed by this Board to be reasonable as to type and amount, and the form of the Bond is approved and determined to be in the best interest of the Trust and each Fund; and

          FURTHER RESOLVED, that the Secretary of the Trust be and is hereby designated as the officer who shall make the filing and give the notices required by Paragraph (g) of Rule 17g-1 of the 1940 Act concerning the Bond.

IN WITNESS WHEREOF, I have hereunto set my hand this 11th day of July 2007.

                                                    /s/ Christopher K. Yarbrough
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                                                    Christopher K. Yarbrough
                                                    Secretary